April 13, 2011

VIA EDGAR

Michael F. Johnson

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	SMTC Corporation (the “Company”)
Form DEF14A, filed April 11, 2011
File No. 000-31051

Dear Mr. Johnson:

We are writing to acknowledge receipt of your oral comments, expressed during our telephone conference on April 12, 2011, concerning the level of disclosure about the proposal to ratify an increase in the number of stock options available to be issued under the Company’s 2010 Incentive Plan (the “Proposal”), as required by Item 10 of Rule 14A.

In response, we have amended wording in the Proposal so as to clarify that the Board of Directors currently has no plans, proposals or arrangements for any specific awards from the proposed additional options, at this time. This amendment appears in the Form DEFR14A, filed April 13, 2011.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Notice and Proxy Statement, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Notice and Proxy Statement, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kind Regards,

/s/ Jane Todd

Jane M.A. Todd

Chief Financial Officer and SVP Finance

SMTC Corporation

Corporate Headquarters 635 Hood Road, Markham, Ontario, Canada L3R 4N6

Telephone: 905-479-1810 Fax: 905-479-1877 Web Site: www.smtc.com

Toronto • San Jose • Mexico • China